UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

Pursuant to the provisions in the securities note regarding the issuance of mandatory convertible subordinate bonds – December 2011 of BBVA (the “Convertible Bonds”) filed in the official records of the Spanish National Securities Exchange Commission (CNMV) on November 25, 2011, and in view of the free-of-charge capital increase implemented by the Executive Committee of BBVA, in its meeting held on April 11, 2012, in accordance with the terms approved by the ordinary general shareholders’ meeting of BBVA held on March 16, 2012, under item 4.1 of the fourth point of its agenda, and by the Board of Directors of BBVA, in its meeting held on March 28, 2012, whose outcome was filed as a relevant event dated May 2, 2012, it is reported that the minimum Conversion Price (initially €3.5) and the maximum Conversion Price (initially €50) of the BBVA shares for the purposes of converting the Convertible Bonds has been set at €3.44 and €49.19, respectively.

Madrid, May 25, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May 25, 2012	By:	/s/ Ignacio Echevarría Soriano
	Name:	Ignacio Echevarría Soriano
	Title:	Capital and Securitization Management Director.